The Hartford Mutual Funds II, Inc.

690 Lee Road

Wayne, PA 19087

September 14, 2021

VIA EDGAR CORRESPONDENCE

David L. Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds II, Inc. (the “Registrant”) (SEC File Nos. 002-11387 and 811-00558)

Dear Mr. Orlic:

We are writing in response to comments you provided telephonically to Corey Rose, of Dechert LLP, and me on August 25, 2021, with respect to the Registrant’s Post-Effective Amendment No. 165, filed on July 9, 2021, relating to Hartford Schroders Sustainable Core Bond Fund (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1.	Comment: Please explain supplementally why the management fees and other expenses for the Fund are estimated in the Fund’s Annual Fund Operating Expenses table.

Response:      Other expenses are estimated because the Fund has yet to commence operations. The estimate is based on anticipated assets associated with the proposed merger of Schroder Core Bond Fund, a series of Schroder Series Trust (“Acquired Fund”), with and into the Fund (the “Reorganization”). The Registrant will remove the footnote indicating that the management fees set forth in the Fund’s Annual Fund Operating Expenses table have been “estimated.”

2.	Comment: With respect to the expense reimbursement arrangement disclosed in footnote 3 to the Fund’s Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:      Amounts reimbursed under the expense reimbursement arrangement described in the footnote to the Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

3.	Comment: Please state supplementally how it is anticipated that the Fund’s portfolio will differ from the Acquired Fund.

Response:      Other than an enhanced consideration of certain sustainability criteria, it is not anticipated that the Fund will be managed in a materially different manner from the Acquired Fund and, thus, it is not anticipated that the portfolio of the Fund will be materially different from the Acquired Fund.

4.	Comment: If it is anticipated that a significant number of securities in the Acquired Fund’s portfolio will be sold in connection with the Reorganization, please add disclosure to that effect.

Response:      It is not anticipated that a significant number of securities in the Acquired Fund’s portfolio will be sold in connection with the Reorganization.

5.	Comment: Please disclose the due diligence practices the Fund’s Sub-Adviser intends to use in applying the screening criteria that are described in the Fund’s Principal Investment Strategy. Please describe the underlying data that will be reviewed and the sources of that data. Please also clarify whether the Sub-Adviser intends to use a third-party data or research service to obtain data or other information in connection with applying the screening criteria.

Response:      The due diligence of the Sub-Adviser’s investment team includes both quantitative and qualitative analysis as described in the Fund’s Principal Investment Strategy. As disclosed in the “Additional Information Regarding Investment Strategies and Risks” section of the prospectus, the “Sub-Adviser performs its own due diligence on potential holdings including, where possible, meetings with senior management.” As disclosed in that section, the Sub-Adviser may also consider third party reports. The Registrant believes that the current Principal Investment Strategies section accurately describes how the Sub-Adviser applies its screening criteria to portfolio companies regarding environmental sustainability.

6.	Comment: In the section of the prospectus entitled “Additional Information Regarding Investment Strategies and Risks,” please provide further information regarding the sustainability criteria the Sub-Adviser will use to select investments. Please explain how the Sub-Adviser will determine whether a company has an improving internal sustainability assessment.

Response:      The Registrant confirms that it will revise the disclosure consistent with this comment. The revised disclosure that will be added to the “Additional Information Regarding Investment Strategies and Risks” section is below.

The Sub-Adviser assigns an improving score to a company if, based on the Sub-Adviser’s fundamental research and/or company engagement, the Sub-Adviser believes the company has both the ability and willingness to address any ESG shortcomings over time.

7.	Comment: Please explain whether each potential investment will be evaluated equally in terms of its environmental, social, and governance characteristics or whether the Sub-Adviser generally will focus more on one or more of these factors with regard to a particular type of security or industry.

Response: The Sub-Adviser’s sustainability analysis will include an evaluation of environmental, social and governance characteristics. As disclosed in the Fund’s Principal Investment Strategy, the importance of the factors considered will change with changes in markets. In addition, as disclosed under “Additional Information Regarding Investment Strategies and Risks,” over time the sustainability tools used may change. Accordingly, it is not expected that these factors would be weighed equally. For example, if one of the factors - E, S & G - has a low relevance to the overall business model of the company, the Sub-Adviser would consider that and the overall score would be calculated based on the importance of each factor to each specific company. The Registrant believes that the current Principal Investment Strategy and Additional Information Regarding Investment Strategies and Risks sections accurately reflects the manner in which the Sub-Adviser evaluates sustainability characteristics.

8.	Comment: Please confirm supplementally whether investments in securities issued by governments, governmental agencies, and supranational issuers will be treated as fixed income securities that meet the sustainability criteria of the Fund’s Sub-Adviser. If such investments are evaluated under the sustainability criteria, please disclose whether these investments are evaluated differently than securities of private issuers.

Response:      The Registrant confirms that the Sub-Adviser will treat the above securities as fixed income securities that need to meet the Sub-Adviser’s sustainability criteria and will be evaluated using the same tools used to evaluate non-government related securities.

9.	Comment: The Principal Investment Strategies reference potential investments in zero coupon securities. Please state supplementally whether it is anticipated that investments in zero coupon securities or payment in kind bonds will make up a material amount of the Fund’s portfolio.

Response:      The Registrant confirms that it does not anticipate that investments in zero coupon securities or payment in kind bonds will make up a material amount of the Fund’s portfolio.

10.	Comment: With respect to the Fund’s Annual Fund Operating Expenses table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:      As acquired fund fees and expenses are not expected to exceed 1 basis point of the Fund’s average net assets during the fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

11.	Comment: The Fund’s Principal Investment Strategy indicates that the Fund may use derivatives. Please clarify in the disclosure what derivatives are anticipated to be used as part of the Fund’s Principal Investment Strategy and for what purposes.

Response:      The Registrant confirms that that it will revise the disclosure in response to this comment. The revised disclosure is below.

The Sub-Adviser may use derivatives, typically exchange-traded futures, for hedging or investment purposes.

12.	Comment: If the Fund’s investments in derivatives will count towards its 80% investment policy, please confirm that the Fund will mark the derivatives to market for purposes of this calculation.

Response: The Registrant confirms that derivatives positions that provide exposure to the relevant type of investments will be used to satisfy the 80% investment policy. The Sub-Adviser will use the market value for purposes of its 80% investment policy when the derivative is used for hedging purposes (e.g., credit default swap on an index). The Sub-Adviser may use the notional value when derivatives are used to gain economic exposure to a certain asset, (e.g., credit default swap on a single issuer).

13.	Comment: Please explain: (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors. If the latter, please disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

Response:      The Sub-Adviser will apply its three-prong ESG criteria as set forth in the prospectus to each investment within the 80% investment policy. In addition to ESG criteria, the investment team considers market technical and valuation metrics to identify undervalued bonds or sectors whose valuations have become dislocated from the underlying fundamentals. If the portfolio managers believe that valuations are compelling and that they are receiving adequate compensation for the additional risk, they may invest up to 20% of the Fund’s total fund assets in securities that are deemed to have below average ESG scores. Accordingly, the Registrant does not believe additional disclosure is needed.

14.	Comment: The Fund’s Principal Investment Strategy states, “The Sub-Adviser does not directly invest the Fund in certain issuers that are significantly involved in thermal coal production, thermal coal energy generation, tobacco production, or non-conventional weapons, as determined from time to time by the Sub-Adviser, unless the Sub-Adviser views the issuer as one which contributes to or is aligning itself with long-term sustainability initiatives.” Please explain in the disclosure how the Sub-Adviser may come to conclude that such an issuer contributes to or is aligning itself with long-term sustainability initiatives.

Response: The Registrant believes that the current disclosure and the disclosure added in the Registrant’s Response to Comment 6 explains the process by which the Sub-Adviser evaluates companies with improving sustainability initiatives, which would indicate that the company is contributing to or aligning itself with long-term sustainability initiatives.

The Registrant will revise the sentence to not include categorical exclusions as part of aligning with long-term sustainability initiatives.  The revised sentence is as follows:

The Fund does not generally invest in companies that are significantly involved in certain industries or product lines, including but not limited to, thermal coal extraction, thermal coal energy generation, or tobacco production, as determined from time to time by the Sub-Adviser, unless the Sub-Adviser views the issuer as one which contributes to or is aligning itself with long-term sustainability initiatives.  In addition, the Sub-Adviser does not directly invest in certain industries such as non-conventional weapons.

15.	Comment: The Fund’s Principal Investment Strategy states, “In determining whether a company is significantly involved in industries or product lines listed above, the Sub-Adviser will use revenue thresholds for certain industries or product lines and categorical exclusions for other industries or product lines (e.g., non-conventional weapons).” Please provide in the disclosure the specific revenue thresholds the Sub-Adviser will use for these purposes or describe how the Sub-Adviser would exclude certain issuers based on revenue thresholds. Also, please list all of the industries or product lines that would be subject to categorical exclusions.

Response:      The Registrant will revise the disclosure to provide an illustrative example of revenue thresholds and to list several of the relevant industries or product lines. As the industries and thresholds may be periodically updated, the Registrant believes illustrative examples are appropriate to address this type of disclosure. Updated disclosure is set forth below.

The Fund does not generally invest in companies that are significantly involved in certain industries or product lines, including but not limited to, thermal coal extraction, thermal coal energy generation, or tobacco production, as determined from time to time by the Sub-Adviser, unless the Sub-Adviser views the issuer as one which contributes to or is aligning itself with long-term sustainability initiatives. In addition, the Sub-Adviser does not directly invest in certain industries such as non-conventional weapons. In determining whether a company is significantly involved in the industries or product lines listed above, the Sub-Adviser typically uses revenue thresholds for certain industries or product lines (e.g., companies that derive 10% or more of their revenues from thermal coal extraction) and categorical exclusions for other industries or product lines (e.g., non-conventional weapons). These exclusionary criteria may be updated periodically by the Sub-Adviser to, among other things, add or remove certain industries or product lines from the screening process, revise the revenue thresholds and categorical exclusions applicable to such activities, or change particular industries or product lines from a categorical exclusion to a revenue threshold, or vice versa.

16.	Comment: Please disclose where appropriate how the fund will address ESG proxy issues for portfolio companies or advise why you believe that is unnecessary.

Response:      The Registrant notes that proxies generally do not occur with respect to fixed income investments. The Registrant further notes that the existing disclosure in the SAI, which describes the Fund’s proxy voting policies and procedures, sufficiently describes how the Fund will approach relevant ESG proxy voting issues, if applicable. Accordingly, the Registrant respectfully declines to revise the disclosure.

17.	Comment: Please disclose if the Fund intends to invest greater than 25% of its net assets in the sovereign debt of a foreign country.

Response:      The Registrant confirms that the Fund does not intend to invest greater than 25% of its net assets in the sovereign debt of a foreign country.

18.	Comment: Please confirm that the Fund will not use this prospectus to offer its securities until after the Reorganization.

Response:      The Registrant confirms that it will not use this prospectus to offer its securities until after the Reorganization.

19.	Comment: The bar chart in the “Past Performance” section of the prospectus shows the past performance of the Fund’s SDR shares, which reflects the prior performance of the Class R6 shares of the Acquired Fund. Please include a footnote explaining why a different share class is shown in the bar table as compared to the last annual update filing for the Acquired Fund, as required by Form N-1A.

Response:      The Fund is a newly formed “shell” fund that will assume the performance and accounting history of the Acquired Fund. Thus, the Fund’s Class SDR shares are a continuation of the Acquired Fund’s Class R6 shares and do not represent a change in the performance being shown in the bar chart from what was shown in the Acquired Fund’s Class R6 prospectus. Therefore, the Registrant respectfully declines to add the suggested footnote.

20.	Comment: Form N-1A provides that a Fund may select the share class for which it presents before and after tax returns in the Fund’s average annual total returns table, provided that the share class selected has been offered for use as an investment option for accounts other than certain identified tax-deferred plans or arrangements. The Fund has selected Class SDR for this purpose, which is available for investment by such tax-deferred plans or arrangements. Please select a different class for which to provide this performance information in accordance with the requirements of Form N-1A.

Response:      The Registrant notes that Class SDR shares are not solely offered to tax-deferred plans or arrangements and thus are “offered for use as an investment option for accounts other than . . .” such plans or arrangements. In addition, the predecessor Class R6 has a longer performance history than the predecessor Investor Class. Therefore, the Registrant believes that Class SDR shares would be an appropriate selection in accordance with Instruction 3(c)(ii) to Item 4(b)(2) of Form N-1A.

21.	Comment: Page 4 of the Statement of Additional Information indicates that the Fund does not apply its fundamental investment restriction regarding concentration to municipal securities, repurchase agreements collateralized by securities issued or guaranteed by the U.S. government, its agencies or instrumentalities. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the fund’s compliance with its concentration policies.

Response:      SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that the Fund invests in a private activity municipal debt security issued by a nongovernmental entity, the Fund will look through to such issuer’s industry for purposes of applying the Fund’s concentration policy.

Should you have any questions, please feel free to contact the undersigned at (610) 386-1789 or at michelle.lombardo@hartfordfunds.com or Corey F. Rose of Dechert LLP at (202) 261-3314 or corey.rose@dechert.com.

Sincerely,

/s/ Michelle M. Lombardo
Michelle M. Lombardo
Assistant Secretary

cc:	Corey F. Rose, Esq.